Exhibit 99.1

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Date of this announcement

Friday June 28, 2024

The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date
New class - code to be confirmed	OPTION EXPIRING 13-MAR-2029 EX $0.004	26,500,000	27/06/2024
New class - code to be confirmed	OPTION EXPIRING 13-MAR-2029 EX US$0.0031	62,500,000	27/06/2024
New class - code to be confirmed	OPTION EXPIRING 21-MAR-2029 EX US$0.0030	120,000,000	27/06/2024

Refer to next page for full details of the announcement

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	1 / 8

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1	Name of entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number

ACN	080699065

1.3	ASX issuer code

ATH

1.4	The announcement is

New announcement

1.5	Date of this announcement

28/6/2024

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1	The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2 a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

does not have an existing ASX security code (“new class”)

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3C - number and type of +securities the subject of this notification (new class)

ASX +security code	+Security description

New class - code to be confirmed	OPTION EXPIRING 13-MAR-2029 EX $0.004

+Security type	ISIN code

Options

Date the +securities the subject of this notification were issued

27/6/2024

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

No

Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?

No

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued.

Options Details

+Security currency	Exercise price	Expiry date

AUD - Australian Dollar	AUD 0.00400000	13/3/2029

Details of the existing class of +security that will be issued upon exercise or conversion of this new class of company option

ATH : ORDINARY FULLY PAID

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02581610-3A604443

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

26,500,000

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

ASX +security code	+Security description

New class - code to be confirmed	OPTION EXPIRING 13-MAR-2029 EX US$0.0031

+Security type	ISIN code

Options

Date the +securities the subject of this notification were issued

27/6/2024

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

No

Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?

No

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued.

https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02581610-3A604443

Options Details

+Security currency	Exercise price	Expiry date

USD - US Dollar	USD 0.00310000	13/3/2029

Details of the existing class of +security that will be issued upon exercise or conversion of this new class of company option

ATH : ORDINARY FULLY PAID

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02581610-3A604443

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

62,500,000

ASX +security code	+Security description

New class - code to be confirmed	OPTION EXPIRING 13-MAR-2029 EX US$0.0030

+Security type	ISIN code

Options

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Date the +securities the subject of this notification were issued

27/6/2024

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

David Stamler	David Stamler	120,000,000

Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?

No

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued.

Options Details

+Security currency	Exercise price	Expiry date

USD - US Dollar	USD 0.00300000	21/3/2029

Details of the existing class of +security that will be issued upon exercise or conversion of this new class of company option

ATH : ORDINARY FULLY PAID

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02581610-3A604443

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

120,000,000

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1	Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ATH : ORDINARY FULLY PAID	5,245,115,318
ATHO : OPTION EXPIRING 31-AUG-2026	932,706,668

4.2	Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
ATHAAI : OPTION EXPIRING 31-AUG-2024 EX $0.007	1,935,759,704
ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $0.0375	14,250,000
ATHAAF : OPTION EXPIRING 31-JUL-2024 EX $0.07	12,000,000
ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $0.0238	11,900,000
ATHAAB : OPTION EXPIRING 17-SEP-2025 EX $0.09	35,000,000
ATHAAH : OPTION EXPIRING 19-DEC-2026 EX $0.0105	8,000,000
ATHAAD : OPTION EXPIRING 06-JAN-2026 EX $0.032	91,392,720
New class - code to be confirmed : OPTION EXPIRING 13-MAR-2029 EX $0.004	26,500,000
New class - code to be confirmed : OPTION EXPIRING 13-MAR-2029 EX US$0.0031	62,500,000
New class - code to be confirmed : OPTION EXPIRING 21-MAR-2029 EX US$0.0030	120,000,000

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 5 - Other Listing Rule requirements

5.1	Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2

13

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